FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934

                           For the 20th of April, 2006

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                  (Translation of registrant's name in English)


                                 7 Atir Yeda St.
                             Kfar Saba 44425, Israel
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F      X               Form 40-F
                               -----------                    ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                            No     X
                        -----------                   ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


THIS FORM 6-K/A IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENTS ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. NO. 333-126774 AND REGISTRATION NO. 333-129291).

                                EXPLANATORY NOTE

This Amendment No. 1 is being furnished by the Registrant, as an amendment to the Reports on Form 6-K furnished with the Securities and Exchange Commission on January 25, 2006, November 17, 2005, September 30, 2005, July 26, 2005 and April 20, 2005 (as amended by the Report on Form 6-K/A furnished on July 20, 2005), to provide revised financial results of the Registrant for the fiscal periods described therein which give effect to the consolidation of a venture with a flash partner into the Registrant's financial statements.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         M-Systems Flash Disk Pioneers Ltd.
                                      ------------------------------------------
                                                  (Registrant)

Date:  April 20, 2006                 By:  /s/ Donna Gershowitz
       -----------------------             -------------------------------------
                                           General Counsel

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                          ------------------------------------------------------------------------------------
                                                                                  2005
                                          ------------------------------------------------------------------------------------
                                                                         AS PREVIOUSLY REPORTED
                                          ------------------------------------------------------------------------------------
                                                                    QUARTERS ENDED                              YEAR ENDED
                                          ------------------------------------------------------------------  ----------------
                                             MARCH 31        JUNE 30       SEPTEMBER 30       DECEMBER 31       DECEMBER 31
                                          -------------- --------------- -----------------  ---------------- -----------------
Revenues                                  $      95,918  $      105,693  $        132,592   $       205,688  $        539,891
                                          -------------- --------------- -----------------  ---------------- -----------------

Costs and expenses:

   Cost of goods sold                            72,367          79,521            99,698           161,888           413,474
   Research and development, net                  8,206           9,179            10,482            10,193            38,060
   Selling and marketing                          8,554           8,514             8,153            10,822            36,043
   General and administrative                     2,208           3,799             2,650             3,155            11,812
   In-process research and development
       write off                                      -               -                 -             2,482             2,482
                                          -------------- --------------- -----------------  ---------------- -----------------

Total costs and expenses                         91,335         101,013           120,983           188,540           501,871
                                          -------------- --------------- -----------------  ---------------- -----------------

Operating income                                  4,583           4,680            11,609            17,148            38,020
Financial income, net                             1,516           2,962             2,281             1,692             8,451
Other income, net                                     -               -                 -             6,325             6,325
                                          -------------- --------------- -----------------  ---------------- -----------------

Income before taxes on income                     6,099           7,642            13,890            25,165            52,796
Taxes on income                                       -               -                 -               156               156
                                          -------------- --------------- -----------------  ---------------- -----------------

Income after taxes on income                      6,099           7,642            13,890            25,009            52,640

Equity in losses of an affiliate (*)                  -               -                 -                 -                 -
Minority interest in earnings of a
   subsidiary                                         -               -                 -                 -                 -
                                          -------------- --------------- -----------------  ---------------- -----------------

Net income                                $       6,099  $        7,642  $         13,890   $        25,009  $         52,640
                                          ============== =============== =================  ================ =================

Basic net earnings per share              $        0.17  $         0.21  $           0.38   $          0.68  $           1.46
                                          ============== =============== =================  ================ =================

Diluted net earnings per share            $        0.16  $         0.19  $           0.34   $          0.59  $           1.30
                                          ============== =============== =================  ================ =================

Weighted average number of shares used
   in computing basic net earnings per
   share                                     35,748,892      36,039,809        36,246,109        36,625,106        36,164,979
                                          ============== =============== =================  ================ =================

Weighted average number of shares used
   in computing diluted net earnings per
   share                                     38,915,901      41,262,582        41,898,049        42,550,180        41,156,678
                                          ============== =============== =================  ================ =================

(*) Equity in losses of an affiliate relate to U3 which was previously reported as part of operating expenses.


**TABLE CONTINUED**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                          ------------------------------------------------------------------------------------
                                                                                  2005
                                          ------------------------------------------------------------------------------------
                                                                               AS REVISED
                                          ------------------------------------------------------------------------------------
                                                                    QUARTERS ENDED                               YEAR ENDED
                                          -------------------------------------------------------------------  ---------------
                                             MARCH 31         JUNE 30        SEPTEMBER 30      DECEMBER 31      DECEMBER 31
                                          ---------------  --------------  ---------------- ----------------- ----------------
Revenues                                  $      116,995   $     121,635   $       153,910  $        222,443  $       614,983
                                          ---------------  --------------  ---------------- ----------------- ----------------

Costs and expenses:

   Cost of goods sold                             85,323          87,431           115,821           173,661          462,236
   Research and development, net                   7,930           9,049            10,390            10,087           37,456
   Selling and marketing                           7,867           7,988             7,570            10,098           33,523
   General and administrative                      2,291           3,881             2,733             3,238           12,143
   In-process research and development
       write off                                       -               -                 -             2,460            2,460
                                          ---------------  --------------  ---------------- ----------------- ----------------

Total costs and expenses                         103,411         108,349           136,514           199,544          547,818
                                          ---------------  --------------  ---------------- ----------------- ----------------

Operating income                                  13,584          13,286            17,396            22,899           67,165
Financial income, net                              1,562           2,988             2,373             1,765            8,688
Other income, net                                      -               -                 -             6,325            6,325
                                          ---------------  --------------  ---------------- ----------------- ----------------

Income before taxes on income                     15,146          16,274            19,769            30,989           82,178
Taxes on income                                        -               -                 -               156              156
                                          ---------------  --------------  ---------------- ----------------- ----------------

Income after taxes on income                      15,146          16,274            19,769            30,833           82,022

Equity in losses of an affiliate (*)               (963)           (656)             (675)             (852)          (3,146)
Minority interest in earnings of a
   subsidiary                                    (8,084)         (7,976)           (5,204)           (4,972)         (26,236)
                                          ---------------  --------------  ---------------- ----------------- ----------------

Net income                                $        6,099   $       7,642   $        13,890  $         25,009  $        52,640
                                          ===============  ==============  ================ ================= ================

Basic net earnings per share              $         0.17   $        0.21   $          0.38  $           0.68  $          1.46
                                          ===============  ==============  ================ ================= ================

Diluted net earnings per share            $         0.16   $        0.19   $          0.34  $           0.59  $          1.30
                                          ===============  ==============  ================ ================= ================

Weighted average number of shares used
   in computing basic net earnings per
   share                                      35,748,892      36,039,809        36,246,109        36,625,106       36,164,979
                                          ===============  ==============  ================ ================= ================

Weighted average number of shares used
   in computing diluted net earnings per
   share                                      38,915,901      41,262,582        41,898,049        42,550,180       41,156,678
                                          ===============  ==============  ================ ================= ================

(*) Equity in losses of an affiliate relate to U3 which was previously reported as part of operating expenses.


**TABLE COMPLETE**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. dollars in thousands

                                                                                           2005
                                                         --------------------------------------------------------------------------
                                                                                  AS PREVIOUSLY REPORTED
                                                         --------------------------------------------------------------------------
                                                            MARCH 31            JUNE 30          SEPTEMBER 30        DECEMBER 31
                                                         ---------------     ---------------    ---------------     ---------------
ASSETS
   Cash, cash equivalents, short-term bank deposits and
      marketable securities                              $      263,091      $      288,795     $      309,142      $      182,993
   Trade receivables, net                                        45,601              53,293             63,470             123,716
   Related party trade receivables                                  634               1,183              2,086               2,951
   Inventories                                                   51,239              51,332             51,426              72,513
   Other accounts receivable and prepaid expenses                 3,334               4,020              4,857              19,308
   Severance pay funds                                            3,698               3,796              4,333               4,821
   Investment in a Venture                                        9,135               6,931              3,292                   -
   Long-term investments and long-term receivables               11,330              11,325             11,211               1,251
   Property and equipment, net                                   21,513              22,793             24,291              29,462
   Deferred charges                                                   -                   -                  -              71,544
   Other assets, net                                              2,342               2,245              2,201              41,266
   Minority interest in subsidiary                                    -                   -                  -                   -
                                                         ---------------     ---------------    ---------------     ---------------
Total assets                                             $      411,917      $      445,713     $      476,309      $      549,825
                                                         ===============     ===============    ===============     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                        $       26,270      $       40,591     $       61,473      $       96,466
   Related party trade payables                                   7,477              13,440              6,040               7,213
   Excess of losses over investment in equity method
      affiliate                                                       -                   -                  -                   -
   Liability with respect of a Venture                                -                   -                  -               1,628
   Deferred revenues                                              3,048              10,572              5,514               2,280
   Other accounts payable and accrued expenses                   23,680              20,066             24,575              30,715
                                                         ---------------     ---------------    ---------------     ---------------

Total current liabilities                                        60,475              84,669             97,602             138,302
                                                         ---------------     ---------------    ---------------     ---------------

LONG-TERM LIABILITIES:
   Convertible Senior Notes                                      71,301              71,328             71,353              71,380
   Excess of losses over investment in equity method
      affiliate                                                     663               1,119              1,793               2,646
   Accrued severance pay                                          4,634               5,099              5,643               6,133
   Other long-term liabilities                                      488                 488                488               4,427
                                                         ---------------     ---------------    ---------------     ---------------

Total long-term liabilities                                      77,086              78,034             79,277              84,586
                                                         ---------------     ---------------    ---------------     ---------------

MINORITY INTEREST IN SUBSIDIARY                                       -                   -                  -                   -
                                                         ---------------     ---------------    ---------------     ---------------

SHAREHOLDERS' EQUITY
   Share capital                                                     10                  10                 10                  10
   Additional paid-in capital                                   300,288             301,300            303,952             307,185
   Accumulated other comprehensive loss                               -                   -              (122)               (857)
   Retained earnings (accumulated deficit)                     (25,942)            (18,300)            (4,410)              20,599
                                                         ---------------     ---------------    ---------------     ---------------

Total shareholders' equity                                      274,356             283,010            299,430             326,937

                                                         ---------------     ---------------    ---------------     ---------------
Total liabilities and shareholders' equity               $      411,917      $      445,713     $      476,309      $      549,825
                                                         ===============     ===============    ===============     ===============


**TABLE CONTINUED**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. dollars in thousands

                                                                                            2005
                                                         ---------------------------------------------------------------------------
                                                                                         AS REVISED
                                                         ---------------------------------------------------------------------------
                                                            MARCH 31            JUNE 30          SEPTEMBER 30         DECEMBER 31
                                                         ---------------     ---------------    ---------------     ----------------
ASSETS
   Cash, cash equivalents, short-term bank deposits and
      marketable securities                              $      274,391      $      295,422     $      315,227      $       186,334
   Trade receivables, net                                        58,002              71,971             70,726              131,857
   Related party trade receivables                                  634               1,183              2,086                2,951
   Inventories                                                   54,625              55,152             52,857               76,326
   Other accounts receivable and prepaid expenses                 4,462               4,063              4,932               15,153
   Severance pay funds                                            3,698               3,796              4,333                4,821
   Investment in a Venture                                            -                   -                  -                    -
   Long-term investments and long-term receivables               11,330              11,325             11,211                5,922
   Property and equipment, net                                   21,513              22,793             24,291               29,462
   Deferred charges                                                   -                   -                  -               71,544
   Other assets, net                                              2,342               2,245              2,201               41,195
   Minority interest in subsidiary                                    -                   -                  -                2,167
                                                         ---------------     ---------------    ---------------     ----------------
Total assets                                             $      430,997      $      467,950     $      487,864      $       567,732
                                                         ===============     ===============    ===============     ================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                        $       44,646      $       70,111     $       76,206      $       121,792
   Related party trade payables                                       -                   -                  -                    -
   Excess of losses over investment in equity method
      affiliate                                                     663               1,119              1,793                2,646
   Liability with respect of a Venture                                -                   -                  -                    -
   Deferred revenues                                              3,048              10,572              5,514                2,280
   Other accounts payable and accrued expenses                   23,680              20,066             24,575               27,705
                                                         ---------------     ---------------    ---------------     ----------------

Total current liabilities                                        72,037             101,868            108,088              154,423
                                                         ---------------     ---------------    ---------------     ----------------

LONG-TERM LIABILITIES:
   Convertible Senior Notes                                      71,301              71,328             71,353               71,380
   Excess of losses over investment in equity method
      affiliate                                                       -                   -                  -                    -
   Accrued severance pay                                          4,634               5,099              5,643                6,133
   Other long-term liabilities                                      488                 488                488                4,187
                                                         ---------------     ---------------    ---------------     ----------------

Total long-term liabilities                                      76,423              76,915             77,484               81,700
                                                         ---------------     ---------------    ---------------     ----------------

MINORITY INTEREST IN SUBSIDIARY                                   8,181               6,157              2,862                    -
                                                         ---------------     ---------------    ---------------     ----------------

SHAREHOLDERS' EQUITY
   Share capital                                                     10                  10                 10                   10
   Additional paid-in capital                                   300,288             301,300            303,952              307,185
   Accumulated other comprehensive loss                               -                   -              (122)                3,815
   Retained earnings (accumulated deficit)                     (25,942)            (18,300)            (4,410)               20,599
                                                         ---------------     ---------------    ---------------     ----------------

Total shareholders' equity                                      274,356             283,010            299,430              331,609

                                                         ---------------     ---------------    ---------------     ----------------
Total liabilities and shareholders' equity               $      430,997      $      467,950     $      487,864      $       567,732
                                                         ===============     ===============    ===============     ================


**TABLE COMPLETE**